Exhibit 99.1

Press Release

FCA prices $3 billion debt offering

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today the pricing of its previously announced offering of unsecured senior debt securities. FCA has priced an offering of U.S.$1.5 billion total principal amount of 4.500% Senior Notes due 2020 (the “2020 Notes”) at an issue price of 100% of their principal amount, and of U.S.$1.5 billion total principal amount of 5.250% Senior Notes due 2023 (the “2023 Notes”, and with the 2020 Notes, the “Notes”) at an issue price of 100% of their principal amount.

FCA intends to use the net proceeds from the offering of the Notes for general corporate purposes, which may include funding the redemption of, or otherwise refinancing, outstanding secured senior notes of FCA’s subsidiary, FCA US LLC (formerly Chrysler Group LLC).

FCA offered and sold the Notes under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

In member states of the European Economic Area which have implemented European Directive 2003/71/EC, as amended (the “Prospectus Directive”) the offering is only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.

London, April 9, 2015

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:

+39.011.0063088

mediarelations@fcagroup.com

www.fcagroup.com